UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

892231101

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 892231101

1	NAME OF REPORTING PERSON Tricadia Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-2605420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 892231101

1	NAME OF REPORTING PERSON Tricadia Holdings, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-2605373
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25%
12	TYPE OF REPORTING PERSON HC, PN

CUSIP No.: 892231101

1	NAME OF REPORTING PERSON Tricadia Holdings GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 80-0168559
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 892231101

1	NAME OF REPORTING PERSON Arif Inayatullah I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No.: 892231101

1	NAME OF REPORTING PERSON Michael Barnes I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No.: 892231101

ITEM 1(a).	NAME OF ISSUER:
Townsquare Media, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
240 Greenwich Avenue Greenwich, Connecticut 06830
ITEM 2(a).	NAME OF PERSON FILING:
Tricadia Capital Management, LLC Tricadia Holdings, L.P. Tricadia Holdings GP, LLC Arif Inayatullah Michael Barnes
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
780 Third Avenue, 29th Floor New York, New York 10017
ITEM 2(c).	CITIZENSHIP:
Tricadia Capital Management, LLC - Delaware Tricadia Holdings, L.P. - Delaware Tricadia Holdings GP, LLC - Delaware Arif Inayatullah - United States of America Michael Barnes - United States of America
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock, Par Value $0.01 per share
ITEM 2(e).	CUSIP NUMBER:
892231101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
780,000 shares of Class A Common Stock
	(b)	Percent of class:
8.25%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Tricadia Capital Management, LLC - 0 Tricadia Holdings, L.P. - 0 Tricadia Holdings GP, LLC - 0 Arif Inayatullah - 0 Michael Barnes - 0
(ii) Shared power to vote or to direct the vote:
Tricadia Capital Management, LLC - 780,000 Tricadia Holdings, L.P. - 780,000 Tricadia Holdings GP, LLC - 780,000 Arif Inayatullah - 780,000 Michael Barnes - 780,000
(iii) Sole power to dispose or to direct the disposition of:
Tricadia Capital Management, LLC - 0 Tricadia Holdings, L.P. - 0 Tricadia Holdings GP, LLC - 0 Arif Inayatullah - 0 Michael Barnes - 0
(iv) Shared power to dispose or to direct the disposition of:
Tricadia Capital Management, LLC - 780,000 Tricadia Holdings, L.P. - 780,000 Tricadia Holdings GP, LLC - 780,000 Arif Inayatullah - 780,000 Michael Barnes - 780,000
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
All securities reported in this schedule are owned by advisory clients of Tricadia Capital Management, LLC ("Tricadia"). To the knowledge of Tricadia, one such advisory client, Tricadia Credit Strategies Master Fund, Ltd., owns more than 5% of such class of securities and as such has the right to receive dividends from, or the proceeds from the sale of, such securities. In its role as investment adviser, Tricadia posseses voting and investment power over securities of the Issuer described in this schedule that are owned by Tricadia's advisory clients. Tricadia disclaims beneficial ownership of all such securities.

Tricadia Holdings, LP owns Tricadia Capital Management, LLC. Tricadia Holdings GP, LLC serves as the general partner of Tricadia Holdings, LP. Michael Barnes and Arif Inayatullah are the managing members of Tricadia Holdings GP, LLC. By virtue of these relationships, Tricadia Holdings, LP, Tricadia Holdings GP, LLC, Michael Barnes and Arif Inayatullah may be deemed to have indirect beneficial ownership of the securities beneficially owned by Tricadia Capital Management, LLC. These entities and individuals, however, disclaim beneficial ownership of all such securities.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
See Exhibit 1.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 03, 2015

Date
Tricadia Capital Management, LLC
/s/ James McKee

Signature
James McKee, General Counsel and Chief Compliance Officer

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 892231101
PARENT HOLDING COMPANIES AND CONTROL PERSONS

Michael Barnes

Arif Inayatullah

Tricadia Holdings GP, LLC

Tricadia Holdings, LP

SUBSIDIARY - INVESTMENT ADVISER IN ACCORDANCE WITH RULE 13d-1(b)(1)(ii)(E)

Tricadia Capital Management, LLC
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G with respect to beneficial ownership of the Common Stock of Townsquare Media, Inc.

Tricadia Capital Management, LLC

/s/ James E. McKee
By: James E. McKee
Title: General Counsel and CCO

Tricadia Holdings, LP

/s/ Arif Inayatullah
By: Arif Inayatullah
Title: Principal

Tricadia Holdings GP, LLC

/s/ Arif Inayatullah
By: Arif Inayatullah
Title: Managing Member

/s/ Arif Inayatullah
Arif Inayatullah

/s/ Michael Barnes
Michael Barnes

Dated: February 3, 2015